

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 8, 2009

Dr. Ricardo Moro-Vidal
Chief Executive Officer
7080 River Road
Suite 215
Richmond, British Columbia V6X 1X5
Canada

> **Re: BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.)**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 2, 2009**
> **File No. 333-162345**

Dear Dr. Moro-Vidal:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Graphics

1.   Reconcile your response regarding the existence of a prototype with the disclosure on page 38, which states that you "are in the process of developing a prototype" and you include a "rendering" of what you "envision" that the test device will look like.

Inverness License, page 40

2.   Regarding your response to prior comment 8:

- Your second sentence indicates that the Inverness license contains "product and development" milestones. Your penultimate sentence states that there are no product and development milestones. Please reconcile; and

- Your disclosure implies that the annual minimum royalty amount you will receive is the same over the duration of your agreement with Inverness. It also implies that you are entitled to a minimum royalty indefinitely. If that is not true, please revise to eliminate that implication. Also, if the royalty amount you will receive changes, as implied by Section 4.3 of Exhibit 10.4, please revise to describe the nature of the change; for example, does the amount increase or decrease in future terms?

3.   Expand the last sentence to disclose the payment terms for the annual minimum royalty payment. For example, state whether the license requires Inverness to pay it in incremental amounts throughout 2010 or in a lump sum at the end of 2010.

2009 Management Options, page 51

4.   We note your response to prior comment 9:

- That response indicates that you may grant the options mentioned here prior to completion of this offering. Your disclosure here states that the options will be granted immediately after this offering is completed. Please reconcile; and

- Please clarify when "this offering is completed." For example, do you mean after the underwriter purchases and sells to the public 1,200,000 units or after the 45-day option mentioned on the cover page expires? Or do you mean after all shares underlying the redeemable warrants have been issued by you?

Item 16. Exhibits and Financial Statement Schedules, page II-5

5.   We from your response to prior comment 11 that you have requested confidential treatment for portions of Exhibit 10.3(c) to your registration statement. We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of the registration statement.

Exhibit 5.1

6.   We will continue to evaluate your responses to prior comments 13 and 17 after you file a final, signed and update opinion.

7.   Regarding your response to prior comment 14:

- Paragraph (a) indicates you are offering 15 million units. Your prospectus indicates you are offering only 1,500,000 units. Please reconcile; and

- Given your disclosure that each unit consists of the same number of shares common stock and redeemable warrants, please tell us why paragraphs (c) and (d) include a different number than paragraph (b).

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        Please contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, accounting branch chief, at (202) 551-3643 if you have questions regarding comments on the

Dr. Ricardo Moro-Vidal
Whispering Oaks International, Inc. (d/b/a BioCurex)
December 8, 2009
Page 4

financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Joel J. Goldschmidt, Esq.—Morse, Zelnick, Rose & Lander, LLP